

September 25, 2013

<u>VIA E-Mail</u>
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Office Properties, Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

   Re: Brookfield Office Properties, Inc.
     Form 40-F for the year ended December 31, 2011
     Filed on March 30, 2012
     File No. 001-14916

Dear Mr. Bryan K. Davis:

   We completed our review of your Form 40-F filing on September 24, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jessica Barberich

            Jessica Barberich
            Assistant Chief Accountant